FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of March 2026

 Commission File Number: 001-38757
TAKEDA PHARMACEUTICAL COMPANY LIMITED
(Translation of registrant’s name into English)

1-1, Nihonbashi-Honcho 2-Chome
Chuo-ku, Tokyo 103-8668
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished on this form:
EXHIBIT

Exhibit Number

1	Takeda Announces Candidates for Board of Directors and Change in Representative Director at Upcoming Shareholders Meeting

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAKEDA PHARMACEUTICAL COMPANY LIMITED

Date: March 26, 2026	By:	/s/ Norimasa Takeda
Norimasa Takeda Chief Accounting Officer and Corporate Controller

News Release
Takeda Announces Candidates for Board of Directors and Change in Representative Director at Upcoming Shareholders Meeting
OSAKA, Japan and CAMBRIDGE, Massachusetts, March 26, 2026 - Takeda (TSE:4502/NYSE:TAK) announced its Board of Directors decided today to propose candidates for internal and independent external directors at the 150th Ordinary General Meeting of Shareholders to be held on June 24, 2026.

As the next step in the Company’s previously announced1 leadership transition, CEO-elect Julie Kim is proposed as a new candidate for the Board of Directors at the upcoming Ordinary General Meeting of Shareholders. If elected, the Board plans to appoint Ms. Kim as representative director, president & CEO immediately following the meeting. Current Representative Director, President & CEO Christophe Weber plans to retire from Takeda and its Board of Directors on the same day.2

The new external candidates, Bruce Broussard, Koichiro Kimura and Paul Stoffels, will join the Board on June 24, if approved by shareholders. Current external directors Jean Luc Butel, Ian Clark, Yoshiaki Fujimori, Koji Hatsukawa, Emiko Higashi and Michel Orsinger will retire from the Board.

All other current Board members will be proposed for re-election.

“On behalf of Takeda’s Board of Directors, I would like to express my sincere appreciation to our six retiring external board members for their dedicated service and invaluable contributions to Takeda over the last decade. Together with Christophe Weber, their leadership has been instrumental in driving Takeda's transformation,” said Masami Iijima, chair of the Board of Directors meeting and of the Nomination Committee. “I would also like to welcome Bruce Broussard, Koichiro Kimura and Paul Stoffels as proposed new candidates. I am confident their complementary experiences will further strengthen our support, oversight and guidance as Takeda enters its next era. The Board is energized about Takeda’s future and looks forward to working closely with Julie Kim to ensure a well-governed transition and to support disciplined execution for long-term growth.”
About the New External Candidates
Bruce Broussard is currently the Interim Chief Executive Officer of HP Inc. Mr. Broussard is a seasoned executive with more than 30 years of leadership experience at public companies and previously served for more than a decade as President and Chief Executive Officer of Humana Inc., a leading public health care company in the U.S. offering insurance and health care services. Mr. Broussard brings extensive experience in executive leadership at large global companies and international business management. From his experience at Humana and US Oncology, he has significant expertise in the health care and health technology sectors. He also brings public company governance experience as a board member and committee member of other public companies.
Koichiro Kimura is currently a senior advisor to Eurasia Group focused on helping Japanese corporations manage increasing geopolitical complexity. Mr. Kimura had a decades-long career at PwC Japan, where he served for eight years as chairman, as well as five concurrent years as vice chairman of the firm's Asia-Pacific business. In addition to his work with PwC, he has been a senior member of the Japan Association of Corporate Executives (Keizai Doyukai) for 10 years, and he has held advisory roles at a variety of public institutions and trade associations including the Graduate School of Public Policy at the University of Tokyo and the Financial Accounting Standards Foundation of Japan.
1 Please refer to “Julie Kim Will Succeed Christophe Weber as CEO of Takeda in June 2026” announced on January 30, 2025.
2 Please refer to Attachment for the biography for Julie Kim.

Paul Stoffels is the co-founder, former CEO & chair and current advisor to Galapagos, where he stewards the development of novel therapies and manufacturing platforms in oncology and immunology. Previously, Dr. Stoffels was the chief scientific officer at Johnson & Johnson where he set the company-wide innovation agenda, spearheaded global pharmaceutical R&D and led teams toward discovery and development of transformational health care solutions. As worldwide chairman of pharmaceuticals at Johnson & Johnson, he significantly rejuvenated the product pipeline and implemented a transformational R&D operating model, resulting in the global launch of 25 innovative medicines, including ten in oncology.
 Candidates for Directors Who Are Not Audit and Supervisory Committee Members:

Name	Category	Expected Role
Julie Kim	Internal / New	Representative Director, President & Chief Executive Officer
Milano Furuta	Internal / Existing	Director, Chief Financial Officer
Andrew Plump	Internal / Existing	Director, President, Research & Development
Masami Iijima	External / Existing	External Director, Chair of the Board Meeting
Steven Gillis	External / Existing	External Director
John Maraganore	External / Existing	External Director
Miki Tsusaka	External / Existing	External Director
Paul Stoffels*	External / New	External Director
The tenure for non-Audit and Supervisory Committee directors is one year.
*Dr. Paul Stoffels is also a candidate for director who is Substitute Audit and Supervisory Committee member to be proposed at the 150th Ordinary General Meeting of Shareholders.
Candidates for Directors Who Are Audit and Supervisory Committee Members:

Name	Category	Expected Role
Kimberly Reed	External / Existing	External Director, Audit and Supervisory Committee Member
Bruce Broussard	External / New	External Director, Audit and Supervisory Committee Member
Koichiro Kimura	External / New	External Director, Audit and Supervisory Committee Member
The tenure for Audit and Supervisory Committee directors is two years.

Notes:
-The role of the directors will be determined at the Board of Directors meeting and the Audit and Supervisory Committee meeting to be held after the 150th Ordinary General Meeting of Shareholders.
-The members of the Nomination Committee and Compensation Committee will be discussed and determined at the Board of Directors meeting to be held after the 150th Ordinary General Meeting of Shareholders.

About Takeda
Takeda is focused on creating better health for people and a brighter future for the world. We aim to discover and deliver life-transforming treatments in our core therapeutic and business areas, including gastrointestinal and inflammation, rare diseases, plasma-derived therapies, oncology, neuroscience and vaccines. Together with our partners, we aim to improve the patient experience and advance a new frontier of treatment options through our dynamic and diverse pipeline. As a leading values-based, R&D-driven biopharmaceutical company headquartered in Japan, we are guided by our commitment to patients, our people and the planet. Our employees in approximately 80 countries and regions are driven by our purpose and are grounded in the values that have defined us for more than two centuries. For more information, visit www.takeda.com.

Important Notice
For the purposes of this notice, “press release” means this document, any oral presentation, any question and answer session and any written or oral material discussed or distributed by Takeda Pharmaceutical Company Limited (“Takeda”) regarding this press release. This press release (including any oral briefing and any question-and-answer in connection with it) is not intended to, and does not constitute, represent or form part of any offer, invitation or solicitation of any offer to purchase, otherwise acquire, subscribe for, exchange, sell or otherwise dispose of, any securities or the solicitation of any vote or approval in any jurisdiction. No shares or other securities are being offered to the public by means of this press release. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. This press release is being given (together with any further information which may be provided to the recipient) on the condition that it is for use by the recipient for information purposes only (and not for the evaluation of any investment, acquisition, disposal or any other transaction). Any failure to comply with these restrictions may constitute a violation of applicable securities laws.

The companies in which Takeda directly and indirectly owns investments are separate entities. In this press release, “Takeda” is sometimes used for convenience where references are made to Takeda and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to subsidiaries in general or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies.

The product names appearing in this document are trademarks or registered trademarks owned by Takeda, or their respective owners.

Forward-Looking Statements
This press release and any materials distributed in connection with this press release may contain forward-looking statements, beliefs or opinions regarding Takeda’s future business, future position and results of operations, including estimates, forecasts, targets and plans for Takeda. Without limitation, forward-looking statements often include words such as “targets”, “plans”, “believes”, “hopes”, “continues”, “expects”, “aims”, “intends”, “ensures”, “will”, “may”, “should”, “would”, “could”, “anticipates”, “estimates”, “projects”, “forecasts”, “outlook” or similar expressions or the negative thereof. These forward-looking statements are based on assumptions about many important factors, including the following, which could cause actual results to differ materially from those expressed or implied by the forward-looking statements: the economic circumstances surrounding Takeda’s global business, including general economic conditions in Japan and the United States and with respect to international trade relations; competitive pressures and developments; changes to applicable laws and regulations, including drug pricing, tax, tariff and other trade-related rules; challenges inherent in new product development, including uncertainty of clinical success and decisions of regulatory authorities and the timing thereof; uncertainty of commercial success for new and existing products; manufacturing difficulties or delays; fluctuations in interest and currency exchange rates; claims or concerns regarding the safety or efficacy of marketed products or product candidates; the impact of health crises, like the novel coronavirus pandemic; the success of our environmental sustainability efforts, in enabling us to reduce our greenhouse gas emissions or meet our other environmental goals; the extent to which our efforts to increase efficiency, productivity or cost-savings, such as the integration of digital technologies, including artificial intelligence, in our business or other initiatives to restructure our operations will lead to the expected benefits; and other factors identified in Takeda’s most recent Annual Report on Form 20-F and Takeda’s other reports filed with the U.S. Securities and Exchange Commission, available on Takeda’s website at: https://www.takeda.com/investors/sec-filings-and-security-reports/ or at www.sec.gov. Takeda does not undertake to update any of the forward-looking statements contained in this press release or any other forward-looking statements it may make, except as required by law or stock exchange rule. Past performance is not an indicator of future results and the results or statements of Takeda in this press release may not be indicative of, and are not an estimate, forecast, guarantee or projection of Takeda’s future results.

Media Contacts
Media Relations
Media_Relations@takeda.com

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(Attachment)
This attachment has been updated from the announcement issued on January 30, 2025, titled “Julie Kim Will Succeed Christophe Weber as CEO of Takeda in June 2026.”

1.Changes in Appointment and Titles of Representative Directors

Name	New Title (planned)	Current Title
Julie Kim	Representative Director, President & Chief Executive Officer*	CEO-Elect
Christophe Weber	Retirement	Representative Director, President & Chief Executive Officer
* Subject to election and appointment at the 150th Ordinary General Meeting of Shareholders and Board of Directors meeting on June 24, 2026.

2.Biography of Newly Appointed Representative Director

Name (Date of Birth)	Business Experience	Number of ADSs Held*
Julie Kim (June 6, 1970)	June 2016 June 2016 May 2018 January 2019 January 2019 April 2022 August 2025 September 2025 November 2025 January 2026
Joined Shire plc
Head of International Value Demonstration & Access
Head of Global Hematology Franchise
Joined Takeda Pharmaceutical Company Limited
President, Plasma-Derived Therapies Business Unit
President, U.S. Business Unit, and U.S. Country Head
President, U.S. Business Unit, U.S. Country Head and Interim Head, Global Portfolio Division
Director and Chief Executive Officer, Takeda Pharmaceuticals U.S.A., Inc. (present)
Interim Head, Global Portfolio Division
CEO-Elect (present)
173,773 ADSs
* There are no ordinary shares held as of the filing date.

3.Effective Date of Changes (planned)
June 24, 2026